UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

NuPathe Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

67059M100
(CUSIP Number)

Richard S. Kollender
2929 Arch Street
Philadelphia, Pennsylvania 19104-2868
(215) 988-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 25, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059M100	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Quaker BioVentures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,830,706
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,830,706
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,830,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Based on 14,763,801 shares of common stock (the “Common Stock”) of NuPathe Inc. (the “Issuer”) outstanding as of September 25, 2012 as disclosed by the Issuer in the Purchase Agreement (as such term is defined in Item 3 of this Schedule 13D).

CUSIP No. 67059M100	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,830,706
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,830,706
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,830,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Based on 14,763,801 shares of Common Stock of the Issuer outstanding as of September 25, 2012 as disclosed by the Issuer in the Purchase Agreement (as such term is defined in Item 3 of this Schedule 13D).

CUSIP No. 67059M100	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,830,706
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,830,706
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,830,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Based on 14,763,801 shares of Common Stock of the Issuer outstanding as of September 25, 2012 as disclosed by the Issuer in the Purchas Agreement (as such term is defined in Item 3 of this Schedule 13D).

CUSIP No. 67059M100	13D	Page 5 of 10 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Common Stock of NuPathe Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 227 Washington Street, Suite 200, Conshohocken, PA 19428.

Item 2.	Identity and Background.
(a) - (c)
This statement on Schedule 13D is being filed by Quaker BioVentures II, L.P., a Delaware limited partnership (“Quaker Bio II”), Quaker BioVentures Capital II, L.P., a Delaware limited partnership (“Quaker Capital LP”), and Quaker BioVentures Capital II, LLC, a Delaware limited liability company (“Quaker Capital LLC”, and together with Quaker Bio II and Quaker Capital LP, the “Reporting Persons”).  Quaker Bio II is a healthcare investment fund. Quaker Capital LP is the general partner of Quaker Bio II, and Quaker Capital LLC is the general partner of Quaker Capital LP.  The address of the principal business officer of each of the Reporting Persons is 2929 Arch Street, Cira Centre, Philadelphia, PA 19104-2868. Set forth on Schedule I hereto is the name, position and business address of each Reporting Person’s controlling persons, if any.

(d) and (e)
During the last five years, none of the Reporting Persons, nor any individual identified in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Quaker Bio II has acquired shares of Common Stock and other securities of the Issuer using its general working capital.  Pursuant to the Securities Purchase Agreement, dated September 25, 2012, by and between the Issuer, Quaker Bio II and the other investors party thereto (the  “Purchase Agreement”), and subject to the satisfaction or waiver of the conditions set forth therein, Quaker Bio II agreed to purchase 2,500,000 Units from the Issuer (the “Units”), each consisting of one one-thousandth (1/1000th) of a share of Series A Preferred Stock of the Issuer (“Series A Stock”) and one (1) warrant to purchase one (1) share of the Common Stock (the “Warrant”), for an aggregate purchase price of $5,000,000 (and a per-Unit price of $2.00). Quaker Bio II will pay the purchase price for Units that it acquires pursuant to the Purchase Agreement from its general working capital.

Item 4.	Purpose of Transaction.
The transactions contemplated by the Purchase Agreement, including Quaker Bio II’s acquisition of Units (collectively, the “Transactions”), have not yet been consummated and remain subject to the satisfaction or waiver of conditions set forth in the Purchase Agreement. However, if and when consummated and as described in greater detail in Item 6, the Transactions will have the effect of (A) increasing the Reporting Persons’ beneficial ownership to include (i) dispositive power over an additional 2,500,000 shares of Common Stock (underlying the 2,500 shares of Series A Stock to be acquired by the Reporting Persons), (ii) voting power over an additional 1,152,500 shares (reflecting the number of votes entitled to be cast with respect to the shares of Series A Stock to be acquired by the Reporting Persons) and (iii) voting power over an additional 5,301,500 shares with respect to certain matters (attributable to the irrevocable proxies to be delivered to Quaker Bio II by other holders of Series A Stock upon the closing of the Purchase Agreement), and (B) changing to the composition of the Issuer’s board of directors to include one (1) director designated by Quaker Bio II and two (2) directors designated by another investor party to the Purchase Agreement.

 The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; converting shares of Series A Stock to Common Stock; taking any action to further change the composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 67059M100	13D	Page 6 of 10 Pages

Item 5.	Interest in Securities of the Issuer.
(a), (b)                 The aggregate number and percentage of shares of Common Stock owned by each Reporting Person are (i) based upon 14,763,801 shares of Common Stock outstanding, (ii) assume the exercise of all warrants to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by such Reporting Person.

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 2,830,706 shares of Common Stock as a result of their beneficial ownership of (i) 2,793,182 shares of Common Stock; and (ii) 37,524 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report.  This aggregate number represents approximately 19.2% of the total shares of the Common Stock currently outstanding.

The Reporting Persons may be deemed to have shared power to vote and dispose of 2,830,706 shares (consisting of (i) 2,793,182 shares of Common Stock; and (ii) 37,524 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report).

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons and reported above do not include the shares of Common Stock of which Quaker will acquire beneficial ownership pursuant to the Purchase Agreement.

(c) Not applicable, expect as otherwise disclosed herein. (d) Not applicable. (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Securities Purchase Agreement

The Purchase Agreement provides for the sale, by the Issuer, of Units with an aggregate value of $28 million to the investors party thereto (collectively, the “Investors”).  The closing of the Purchase Agreement and consummation of the Transactions is subject to the Issuer’s obtaining a financial viability exception from NASDAQ, or, if the Issuer fails to obtain such exception, obtaining approval by holders representing a majority of votes cast on the Transactions as required under Rule 5635(d) of the NASDAQ Stock Market Rules.  In addition, the closing of the Transactions is subject to certain specified conditions, each of which may be waived by Quaker Bio II and Safeguard Delaware, Inc. (together, the “Lead Investors”), including, among others: (i) that the Issuer has filed the Certificate (as defined below); (ii) that the Common Stock is authorized for quotation and listed on the Nasdaq Global Market and trading in the Common Stock (or on the Nasdaq Global Market generally) has not been suspended; (iii) that the aggregate investment amount under the Purchase Agreement is at least equal to $27 million; (iv) that the Third Loan Modification Agreement with Silicon Valley Bank and MidCap Funding III, LLC, dated September 25, 2012, remains in full force and effect; (v) that Silicon Valley Bank and MidCap Funding III, LLC, or another lender approved by the Lead Investors, have (x) consented to the Transactions, and (y) confirmed that no default or event of default has occurred with respect to the Issuer’s indebtedness to such parties; and (vi) one designee to be named by Quaker Bio II and two designees to be named by Safeguard Delaware, Inc. being appointed to the Issuer’s Board of Directors.

The Purchase Agreement contains customary representations, warranties and covenants of the Issuer and the Investors, including, among others, indemnification obligations of the Issuer for the benefit of the investors and a requirement that the Issuer prepare and file with the SEC a registration statement covering the resale of 125% of the number of shares of Common Stock issuable upon conversion of the Series A Stock or exercise of the Warrants purchased by the Investors and any other shares of Common Stock held by the Investors as of the date of the Purchase Agreement.

CUSIP No. 67059M100	13D	Page 7 of 10 Pages

Certificate of Designation – Series A Stock

In connection with the closing of the Transactions, the Issuer is required to file with the Secretary of State of the State of Delaware a Certificate of Designation pertaining to its Series A Stock (the “Certificate”).  Pursuant to the Certificate, the holders of the Series A Stock are entitled to vote as a single class with the holders of the Common Stock, with each 1/1,000 of a share of Series A Stock having the right to 0.461 votes.  The holders of the Series A Stock, voting together as a single class, are entitled to elect a number of directors (the “Series A Directors”) equal to (A) the total number of directors on the board multiplied by (B) a fraction, the numerator of which is the total number of votes that the holders of the shares of Series A Stock are entitled to cast with respect to such shares of Series A Stock, and the denominator of which is the total number of votes that may be cast by all of the holders of the Common Stock and the Series A Stock, voting together as a single class, rounded up to the next whole number.  The Series A Stock will initially be entitled to elect 3 Series A Directors.  Pursuant to the terms of the Purchase Agreement, the Investors are required to deliver irrevocable proxies to each of the Lead Investors to empower the Lead Investors to vote for the individuals to be designated by such Lead Investors as the Series A Directors.

Each 1/1,000 of a share of Series A Stock is convertible, at the holder’s option, into such number of shares of Common Stock equal to (i) $2.00 divided by the conversion price then in effect (which conversion price is initially equal to $2.00), plus (ii) an amount equal to all accrued but unpaid dividends on such fractional share divided by the closing price of Common Stock on the trading day immediately preceding the date of conversion, unless the Issuer has elected to pay the dividend amount in cash upon conversion.  The shares of Series A Stock will automatically convert into Common Stock in certain instances, including upon the second to occur of (A) regulatory approval of the Issuer’s NP101 product candidate and (B) consummation of a financing, licensing, partnership or other corporate collaboration resulting in gross proceeds to the Issuer of at least $22 million.

Warrant

The Warrants will entitle the holder thereof to purchase one share of Common Stock at a price of $2.00 per share.  The exercise price of the Warrants is subject to identical antidilution protections afforded to the Series A Stock pursuant to the Certificate, which will terminate concurrently with the automatic conversion of the Series A Stock.  The Warrants will have 5 year terms and be exercisable commencing six months from the date of issuance, and may be exercised by paying the exercise price of $2.00 per share, or pursuant to a “cashless exercise.”

Item 7.	Material to Be Filed as Exhibits.
Exhibit Number	Description
1	Joint Filing Agreement, dated October 5, 2012, by and among the Reporting Persons

2
Securities Purchase Agreement, dated September 25, 2012, by and between the Issuer, Quaker Bio II, and the other Investors party thereto (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 26, 2012).

3
Form of Certificate of Powers, Designations, Preferences, Rights and Qualifications, Limitations or Restrictions of Series A Preferred Stock NuPathe Inc. (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 26, 2012).

4	Form of Warrant (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 26, 2012).

CUSIP No. 67059M100	13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012
QUAKER BIOVENTURES II, L.P.

By: Quaker BioVentures Capital II, L.P., its general partner

By: Quaker BioVentures Capital II, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

QUAKER BIOVENTURES CAPITAL II, L.P. By: Quaker BioVentures Capital II, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
QUAKER BIOVENTURES CAPITAL II, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President

CUSIP No. 67059M100	13D	Page 9 of 10 Pages

SCHEDULE I

CONTROLLING PERSONS OF THE REPORTING PERSONS

Name	Present Principal Employment	Business Address
Brenda D. Gavin	Partner, Quaker Partners	Quaker Partners 2929 Arch Street Cira Centre Philadelphia, PA 19104-2868
Richard S. Kollender	Partner, Quaker Partners	Quaker Partners 2929 Arch Street Cira Centre Philadelphia, PA 19104-2868
Ira M. Lubert	Partner, Quaker Partners	Quaker Partners 2929 Arch Street Cira Centre Philadelphia, PA 19104-2868
Adele C. Oliva	Partner, Quaker Partners	Quaker Partners 2929 Arch Street Cira Centre Philadelphia, PA 19104-2868
P. Sherrill Neff	Partner, Quaker Partners	Quaker Partners 2929 Arch Street Cira Centre Philadelphia, PA 19104-2868

Exhibit 1

JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of October 5, 2012, is by and among Quaker BioVentures II, L.P., Quaker BioVentures Capital II, L.P., and Quaker BioVentures Capital II, LLC (the “Quaker Filers”).

Each of the Quaker Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of Common Stock, par value $0.001 per share, of Nupathe Inc. beneficially owned by it from time to time.  Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the Quaker Filers hereby agree to be responsible for the timely filing of the Schedule 13D and any amendments thereto on behalf of the Quaker Filers, and for the completeness and accuracy of the information concerning itself contained therein.  Each of the Quaker Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Quaker Filers upon one week’s prior written notice or such lesser period of notice as the Quaker Filers may mutually agree.

Executed and delivered as of the date first above written.

QUAKER BIOVENTURES II, L.P.

By: Quaker BioVentures Capital II, L.P., its general partner

By: Quaker BioVentures Capital II, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

QUAKER BIOVENTURES CAPITAL II, L.P. By: Quaker BioVentures Capital II, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
QUAKER BIOVENTURES CAPITAL II, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President